May 9, 2025

Gisele Dion
Chief Accounting Officer
Alnylam Pharmaceuticals, Inc.
675 West Kendall Street
Henri A. Termeer Square
Cambridge, MA 02142

       Re: Alnylam Pharmaceuticals, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed February 13, 2025
           File No. 001-36407
Dear Gisele Dion:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
4. Net Revenues from Collaborations
Regeneron Pharmaceuticals, Inc., page 105

1. Please link revenue recognized under the Regeneron collaboration and associated deferred revenue on page 108 to corresponding amounts reported in the financial statements for each period presented. Revise your disclosure accordingly. In addition, provide the following information related to your accounting treatment for the June
       2024 Amendment.
           Explain why the transaction price allocated to the new C5
Monotherapy
           Obligation was recognized at a point in time, while the transaction price allocated to the legacy C5 License Obligation is recognized over time, given your apparent continuing obligations to support these two licenses.
           Describe and quantify key assumptions underlying your determination of
 May 9, 2025
Page 2

           standalone selling price of $322,000 for the C5 Monotherapy
Obligation,
           including discount rates, forecasted earnings, duration of the commercial period and adjustments for probability of success.
             Explain how you determined revenue recognized in 2024 for the Research
           Services Obligation and C5 License Obligation, particularly expected performance periods, and why no revenue was recognized for the
Regeneron
           Technology Transfer Obligation.
             Demonstrate that the cumulative catch up adjustment for the remaining Research
           Services Obligation and C5 License Obligation was not significant.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Daniel Gordon at
202-551-3486
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences